Primero Mining Corp.
(The “Company”)

REPORT OF VOTING RESULTS

Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the following is a report on voting results for the annual general meeting of shareholders of Primero Mining Corp. held on May 6, 2015. (the “Meeting”).

Matters Voted Upon

			Votes By Proxy
		Outcome of Vote	Votes For	Votes Withheld
1.	The election of the following directors
	a) Wade Nesmith	Carried	100,580,267	13,396,186
			(88.25%)	(11.75%)
	b) Joseph Conway	Carried	108,166,282	5,810,171
			(94.90%)	(5.10%)
	c) David Demers	Carried	78,009,582	35,966,871
			(68.44%)	(31.56%)
	d) Grant Edey	Carried	77,088,812	36,887,641
			(67.64%)	(32.36%)
	e) Rohan Hazelton	Carried	79,948,868	34,027,585
			(70.15%)	(29.85%)
	f) Eduardo Luna	Carried	111,471,544	2,504,909
			(97.80%)	(2.20%)
	g) Robert Quartermain	Carried	106,479,069	7,497,384
			(93.42%)	(6.58%)
	h) Michael Riley	Carried	84,446,214	29,530,239
			(74.09%)	(25.91%)
	i) Brad Marchant	Carried	113,835,530	140,923
			(99.88%)	(0.12%)
2.	Appointment of KPMG LLP, as auditors	Carried	125,277,596	462,392
	of the Company and authorizing the		(99.63%)	(0.37%)
	directors to fix their remuneration.

			Votes By Ballot
		Outcome of Vote	Votes For	Votes Against
3.	Approval of the continuation of the	Not Carried	34,878,485	79,234,100
	Directors’ Phantom Share Unit Plan.		(30.56%)	(69.44%)
4.	Approval of a deferred share unit plan.	Carried	68,436,938	45,675,648
			(59.97%)	(40.03%)
5.	Non-binding, advisory vote on the	Carried	80,366,936	33,745,648
	Company’s approach to executive		(70.43%)	(29.57%)
	compensation.
6.	Approval of the Advance Notice Policy	Carried	112,380,115	1,732,471
			(98.48%)	(1.52%)
7.	Shareholder Proposal No. 1 –	Carried	111,629,438	2,450,129
	Implementation of a compensation claw-		(97.85%)	(2.15%)
	back policy.
8.	Shareholder Proposal No. 2 –	Carried	111,627,455	2,452,112
	Implementation of minimum share		(97.85%)	(2.15%)
	ownership policy.
9.	Shareholder Proposal No. 3 –	Carried	111,639,616	2,439,951
	Implementation of an anti-hedging policy		(97.86%)	(2.14%)
10.	Shareholder Proposal No. 4 –	Not Carried	19,030,163	95,049,403
	Implementation of the Rechtsstaat		(16.68%)	(83.32%)
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